Exhibit No. 10(m)*

EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made by and between Regis Corporation, a Minnesota corporation (the “Corporation”), and Hugh Sawyer (the “Executive”) as of the 17th day of April, 2017 (the “Effective Date”).
WHEREAS, in connection with the Executive’s employment with the Corporation, the Executive will have access to confidential, proprietary and trade secret information of the Corporation and its affiliates and relating to the business of the Corporation and its affiliates, which confidential, proprietary and trade secret information the Corporation and its affiliates desire to protect from disclosure and unfair competition.
WHEREAS, the Executive specifically acknowledges that executing this Agreement makes the Executive eligible for employment and incentive compensation and severance opportunities for which the Executive would not be eligible if the Executive did not enter into this Agreement with the Corporation.
NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation agrees to employ the Executive, and the Executive agrees to such employment, upon the following terms and conditions:
1.    EMPLOYMENT COMMENCEMENT DATE; PERIOD OF EMPLOYMENT.
(a)    Employment Commencement Date. The Executive’s employment with the Corporation shall commence at 12:01 a.m. on April 17, 2017 (the “Employment Commencement Date”).
(b)    Period of Employment. The Corporation agrees to employ the Executive, and the Executive agrees to serve the Corporation, upon the terms and conditions in this Agreement. The term of the Executive’s employment with the Corporation will be initially for thirty-six (36) months starting on the Employment Commencement Date and ending on the three (3) -year anniversary of the Employment Commencement Date (the “Initial Term”), unless terminated at an earlier date in accordance with Section 5 of this Agreement or extended as discussed below.
On the three (3)-year anniversary of the Employment Commencement Date, and on each successive one (1)-year anniversary of the Employment Commencement Date (each, an “Anniversary Date”), the Employment Period shall be automatically extended for an additional twelve (12) months (each, a “Renewal Term”), subject to termination on an earlier date in accordance with Section 5 of this Agreement.
Notwithstanding the foregoing, no Renewal Term will be added at the end of the Initial Term or any Renewal Term if either party gives written notice of non-renewal to the other party at least forty-five (45) days prior to the next Anniversary Date on which this Agreement would otherwise be automatically extended in accordance with the preceding paragraph. In that case, the Employment Period shall end at the end of the Initial Term or then current Renewal Term (as applicable).
The Initial Term together with any Renewal Terms is the “Employment Period.” If the Executive remains employed by the Corporation after the Employment Period ends for any reason, then such continued employment shall be according to the terms and conditions established by the Corporation from time to time (provided that any provisions of this Agreement that by their terms survive the termination of the Employment Period shall remain in full force and effect).
(c)    Definitions. Various terms are defined either where they first appear underlined in this Agreement or in Section 7.

2.    DUTIES. During the Employment Period, the Executive shall serve as President and Chief Executive Officer of the Corporation, and in such other additional office or offices to which he shall be elected by the Board of Directors of the Corporation (“Board”) with his approval, performing the duties and having the authorities customarily associated with such office or offices in a company the size and nature of the Corporation and with such other duties not inconsistent with his position as such an officer. The Executive will be appointed to the Board and will be nominated for reelection to the Board at each shareholder meeting his position is up for reelection during the Employment Period. During the Employment Period, the Executive shall devote substantially all his business time and attention to the business of the Corporation and the discharge of the aforementioned duties, except for reasonable vacations, absences due to illness and reasonable time for attention to personal affairs and charitable activities. Notwithstanding the foregoing, the Executive may serve on two (2) for-profit boards of directors (or equivalent) so long as such activities do not materially interfere with the performance of his duties hereunder. The Executive shall follow applicable policies and procedures adopted by the Corporation from time to time, including without limitation policies relating to business ethics, conflicts of interest, non-discrimination, and confidentiality and protection of trade secrets. The Executive hereby represents and confirms that, after review of materials in his possession, he believes in good faith that he is under no contractual or legal commitments that would prevent him from fulfilling his duties and responsibilities as set forth in this Agreement. Notwithstanding the foregoing, at the beginning of the Employment Period, the Executive shall have a reasonable time (but no more than thirty (30) days) to transition and facilitate his separation from his current employer.
3.    OFFICE FACILITIES. During the Employment Period under this Agreement, the Executive shall have the Executive’s office where the Corporation’s principal executive offices are located from time to time, which currently are at 7201 Metro Boulevard, Edina, Minnesota, and the Corporation shall furnish the Executive with office facilities reasonably suitable to his position at such location.
4.    COMPENSATION, BENEFITS AND EXPENSE REIMBURSEMENTS. As compensation for the Executive’s services performed as an officer and employee of the Corporation, the Corporation shall pay or provide to the Executive the following compensation, benefits and expense reimbursements during the Employment Period:
(a)    Base Salary. The Corporation shall pay the Executive a base salary (the “Base Salary”), initially at the rate of $950,000.00 per annum, payable according to the Corporation’s general practice for its executives, for the Employment Period. The Base Salary may be revised by the Compensation Committee of the Board (the “Committee”); provided that the Executive’s Base Salary may not be reduced by the Committee without the Executive’s consent. Thereafter, any then-current Base Salary shall be the “Base Salary” for purposes of this Agreement.
(b)    Special One-Time Bonus. The Executive shall receive a sign on bonus of $585,000.00 (the “Sign-On Bonus”) which shall be paid in cash to Executive within thirty (30) days after the Employment Commencement Date. Notwithstanding anything in this Agreement to the contrary, if the Executive voluntarily terminates his employment with the Corporation for any reason other than death, permanent disability, or for Good Reason or if the Corporation terminates the Executive for Cause at any time prior to the first anniversary of the Employment Commencement Date, then, upon the Corporation’s receipt of such notice of termination from the Executive or the Executive’s receipt of notice from the Corporation, as the case may be, a portion of the Sign-On Bonus shall be immediately due and payable by the Executive to the Corporation. This portion shall be equal to one-twelfth (1/12th) of the Sign-On Bonus, multiplied by the number of full and partial months from the Date of Termination until the first anniversary of the Employment Commencement Date. In this event, the Corporation may exercise any right of recovery or offset available to it in a manner consistent with Section 409A of the Internal Revenue Code of 1986, as amended.
(c)    Bonus. For the fiscal year ending June 30, 2018, the Executive shall be eligible for a cash bonus under the Regis Corporation Short Term Incentive Plan (“Short Term Plan”), with a target payout equal to 115% of the Executive’s then-current Base Salary (the “2018 Bonus Award”). For each successive year thereafter during the Employment Period, the Executive shall be eligible for an annual performance bonus (the “Bonus”) as determined under the provisions of the then-applicable Short Term Plan with a target payout equal to 115% of the Executive’s then-current Base Salary and a maximum payout of 230% of the Executive’s then-current Base Salary. The Short Term Plan may be amended by the Committee from time to time (it being agreed that to the extent the Short Term Plan, as amended, is inconsistent with the terms of this Agreement, the terms of this Agreement shall prevail). In addition, the Committee reserves the right to use “negative discretion,” not to be unreasonably applied as determined by the Committee, to reduce the Bonus otherwise payable to the Executive. Actual payout of the 2018 Bonus Award and any future Bonus is dependent on performance against targets established by the Committee in good faith. The 2018 Bonus Award and any Bonus for other years shall be earned in accordance with the terms and conditions of the then-applicable Short Term Plan and paid at the same time as bonuses are paid to other senior executive officers of the Corporation under the then-applicable Short Term Plan. The Executive shall not be eligible for a Bonus under the Regis Corporation Short Term Incentive Plan for the fiscal year ended June 30, 2017.
(d)    Initial Equity Awards. On the Employment Commencement Date, the Executive will be awarded equity, subject to certain terms and conditions described in this Agreement, with an aggregate grant date fair value of $5,000,000.00 (collectively, the “Initial Equity Awards”), granted at the closing price of the Corporation’s common stock on the last trading day prior to the Employment Commencement Date (the “Initial Equity Measurement Date”), comprised of approximately (i) $4,000,000 of stock-settled stock appreciation rights (the “SARs”), and (ii) $1,000,000 of restricted stock units (the “RSUs”). The Initial Equity Awards will vest in full on the two (2)-year anniversary of the Employment Commencement Date, provided the Executive is an employee of the Corporation on that date (except as otherwise provided below or, to the extent more favorable to the Executive, in the award agreement). The RSUs are also subject to an additional performance vesting requirement: they will vest only if either (i) the closing price of the Corporation’s common stock on the two (2)-year anniversary of the Employment Commencement Date (or the most recent trading day prior to such anniversary date) is equal to or greater than 110% of the closing price of the Corporation’s common stock on the Initial Equity Measurement Date, or (ii) the intra-day price of the Corporation’s common stock is at or above 110% of the closing price at the Initial Equity Measurement Date for any 20 trading days during the Initial Term; and otherwise they will be forfeited.
In addition, the Initial Equity Awards are subject to the following additional terms and conditions, which are incorporated into and made a part of such Initial Equity Awards and shall supersede any inconsistent provisions:
(i) Upon a Change in Control, any unvested portions of the Initial Equity Awards shall vest in full and the SARs will become exercisable in each case upon the date of the Change in Control, and the RSUs shall be settled as described in Section 4(d)(v).
(ii) Unless accelerated pursuant to Sections 4(d)(i) or 4(d)(iii), or forfeited pursuant to Section 4(d)(iv), the vested SARs shall become exercisable on the three (3)-year anniversary of the Employment Commencement Date, even if the Executive’s employment has terminated before that time. Furthermore, the SARs shall be exercisable until the ten-year anniversary of the Employment Commencement Date, even if the Executive’s employment terminates before such date, except as provided in Sections 4(d)(iii) and 4(d)(iv).
(iii) If the Executive is terminated without Cause by the Corporation or the Executive terminates for Good Reason, in either case, prior to the two (2)-year anniversary of the

Employment Commencement Date, (A) the RSUs shall vest in full on the Date of Termination so long as either (1) the closing price of the Corporation’s common stock on the Date of Termination is equal to or greater than 110% of the closing price of the Corporation’s common stock on the Initial Equity Measurement Date (or the most recent trading day prior to such date), or (2) the highest intra-day trading price of the Corporation’s common stock was at least 110% of the closing price at the Initial Equity Measurement Date during a trading day subsequent to the Employment Commencement Date (each such day is a “110% Day”), and the number of 110% Days is equal to or greater than the number of full months elapsed from the Employment Commencement Date to the Date of Termination; and otherwise they will be forfeited; and (B) the SARs will vest in full and become exercisable on the Date of Termination; provided, however, if (x) the highest intra-day trading price of the Corporation’s common stock on the Date of Termination (or the most recent trading day prior to such date) is greater than the exercise price of the SARs but less than 110% of the exercise price of the SARs, the SARs shall be exercisable for two (2) years from the Date of Termination, (y) if the highest intra-day trading price of the Corporation’s common stock on the Date of Termination (or the most recent trading day prior to such date) is equal to or greater than 110% of the exercise price of the SARs, the SARs shall be exercisable for three (3) years from the Date of Termination and (z) if the highest intra-day trading price of the Corporation’s common stock on the Date of Termination (or the most recent trading day prior to such date) is less than or equal to the exercise price of the SARs, then the SARs shall be exercisable for ninety (90) days from the Date of Termination. This acceleration of both the SARs and RSUs upon a termination of the Executive’s employment by the Corporation without Cause or by the Executive for Good Reason is further subject to the Executive signing and not revoking a Separation and General Release Agreement substantially in the form attached to this Agreement as Exhibit A.
(iv) Upon termination of the Executive’s employment by the Corporation with Cause, any Initial Equity Awards shall be forfeited to the extent that they are either unvested or vested but unexercised (as to the SARs) or non-settled (as to the RSUs).
(v) Unless forfeited pursuant to Section 4(d)(iv), vested RSUs (including any RSUs that vest in accordance with Sections 4(d)(i) and 4(d)(iii)) shall be settled upon the earliest to occur of: (A) a Change in Control, (B) the Executive’s termination without Cause (which termination constitutes a “separation from service” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder) prior to the two (2)-year anniversary of the Employment Commencement Date, (C) the Executive’s “separation from service” as defined in Section 409A of the Code and the regulations thereunder on or following the two (2)-year anniversary of the Employment Commencement Date, and (D) the three (3)-year anniversary of the Employment Commencement Date; provided, however, that if the Executive is a “specified employee” under Section 409A of the Code and the regulations thereunder at the time of the Executive’s “separation from service,” settlement upon such “separation from service” shall be upon the Corporation’s first business day to occur after the earlier of (1) the expiration of six (6) months from the date of the Executive’s “separation from service” and (2) the date of the Executive’s death, without adjustment for interest or earnings during the period of delay.
The SARs shall be issued under the inducement grant exception of the NYSE rules, but shall, except as otherwise provided in this Section 4(d), have terms generally consistent with the Regis Corporation 2016 Long Term Incentive Plan (the “Long Term Plan”), and the RSUs shall be issued under the Long

Term Plan, and both shall be subject to the Executive’s execution of one or more equity award agreements reflecting the terms herein.
(e)    Stock Incentive Awards. The Executive shall be eligible to participate in the Long Term Plan in accordance with the terms and provisions of the Long Term Plan (or any successor thereto) as may be in effect from time to time for its senior executive officers, beginning with the fiscal year ending June 30, 2019 grants to be made on or around August 2018, on such terms as are determined by the Committee. Notwithstanding the foregoing, commencing August 2018, the Executive shall receive annual grants of equity on a basis consistent with other executive officers of the Corporation, taking into account the Executive’s position within the Corporation.
(f)    Terms Applicable to All Equity Awards. For purposes of the Initial Equity Awards referred to in Section 4(d) above, the number of shares for each type of award shall be determined by, in the case of the RSUs, $1,000,000 divided by the closing price of a share of the Corporation’s common stock on the Initial Equity Measurement Date and, in the case of the SARs, $4,000,000 divided by the Black-Scholes value of the SARs on the Initial Equity Measurement Date.
(g)    Temporary Living Expenses. The Corporation shall reimburse the Executive for temporary housing in the Twin Cities, Minnesota area for the Executive and his immediate family for up to eighteen (18) months after the Employment Commencement Date; provided, however, that the total reimbursement amounts for such temporary housing for the full eighteen (18)-month period will not exceed $175,000.00. If, as of the eighteen (18)-month anniversary of the Employment Commencement Date, the Executive remains employed by the Corporation, then the Executive shall receive, within thirty (30) days after the eighteen (18)-month anniversary of the Employment Commencement Date, payment of an amount equal to $175,000.00 minus the aggregate reimbursement amounts the Executive has received or submitted invoices for reimbursement under this Section 4(g), less applicable withholdings.
(h)    Health, Welfare and Retirement Plans; Vacation. To the extent the Executive meets the eligibility requirements for such arrangements, plans or programs, the Executive shall be entitled to:
(i)    participate in such retirement, health (medical, hospital and/or dental) insurance, life insurance, disability insurance, flexible benefits arrangements and accident insurance plans and programs as are maintained in effect from time to time by the Corporation for its executive officers;
(ii)    participate in other non-duplicative benefit programs which the Corporation may from time to time offer generally to senior executive officers of the Corporation; and
(iii)    take vacations and be entitled to sick leave in accordance with the Corporation’s policy for senior executive officers of the Corporation.
For the sake of clarity, the Corporation may modify its health, welfare, retirement and other benefit plans and vacation and sick leave policies from time to time and the Executive’s rights under these plans are subject to change in the event of any such modifications; provided that he will receive the benefits generally provided to other senior executive officer employees of the Corporation. In addition, the Executive acknowledges that the Corporation has frozen its Executive Retirement Savings Plan effective June 30, 2012 and, therefore, the Executive will have no right to participate in that plan.
(i)    Other Benefits and Perquisites. The Executive shall be offered the additional employee benefits and perquisites detailed on Exhibit B (to the extent the Executive otherwise satisfies the eligibility criteria for such benefits), which the Corporation may modify from time to time, and the

Executive’s rights under these plans are subject to change in the event of any such modifications; provided that he will receive the benefits generally provided to other senior executive officer employees of the Corporation. For avoidance of doubt, unlike the Corporation’s other senior executive officer employees, the Executive agrees that he shall not receive an additional amount representing perquisites and shall not participate in the Employee Stock Purchase Plan.
(j)    Expenses. During the Employment Period, the Executive shall be reimbursed for reasonable business expenses incurred in connection with the performance of the Executive’s duties hereunder consistent with the Corporation’s policy regarding reimbursement of such expenses, including submission of appropriate receipts. With respect to any benefits or payments received or owed to the Executive hereunder, the Executive shall cooperate in good faith with the Corporation to structure such benefits or payments in the most tax-efficient manner to the Corporation.
5.    TERMINATION OF EMPLOYMENT. The employment of the Executive by the Corporation pursuant to this Agreement may be terminated by the Corporation or the Executive at any time as follows:
(a)    Death. In the event of the Executive’s death, such employment shall terminate on the date of death.
(b)    Permanent Disability. In the event of the Executive’s physical or mental disability or health impairment which prevents the effective performance by the Executive of the Executive’s duties hereunder on a full time basis, with such termination to occur (i) with respect to disability, on or after the time which the Executive becomes entitled to disability compensation benefits under the Corporation’s long term disability insurance policy or program as then in effect or (ii) with respect to health impairment, after Executive has been unable to substantially perform the Executive’s services hereunder for six (6) consecutive months. Any dispute as to the Executive’s physical or mental disability or health impairment shall be settled by the opinion of an impartial physician selected by the parties or their representatives or, in the event of failure to make a joint selection after request therefor by either party to the other, a physician selected by the Corporation, with the fees and expenses of any such physician to be borne by the Corporation.
(c)    Cause. The Corporation, by giving written notice of termination to the Executive, may terminate such employment hereunder for Cause.
(d)    Without Cause. The Corporation may terminate such employment without Cause (which shall be for any reason not covered by preceding Sections 5(a) through (c)), with such termination to be effective upon the date specified by the Corporation in a written notice delivered to the Executive.
(e)    By the Executive For Good Reason. The Executive may terminate such employment for an applicable Good Reason, subject to the process described in the Good Reason definition in Section 7.
(f)    By the Executive Without Good Reason. The Executive may terminate such employment for any reason other than Good Reason upon thirty (30) days’ advance notice to the Corporation.
(g)    Date of Termination. The date upon which the Executive’s termination of employment with the Corporation occurs is the “Date of Termination.” For purposes of Sections 4(d)(iii), 6(b) and 6(c) of this Agreement only, with respect to the timing of any payments thereunder, the Date of Termination shall mean the date on which a “separation from service” has occurred for purposes of Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. Section 1.409A-1(h).

6.    PAYMENTS UPON TERMINATION.
(a)    Death or Disability. If the Executive’s employment is terminated by reason of the Executive’s death or permanent disability, he (or the legal representative of the Executive’s estate in the event of the Executive’s death) shall be entitled to the following:
(i)     Accrued Compensation. All compensation due the Executive under this Agreement and under each plan or program of the Corporation in which he may be participating at the time shall cease to accrue as of the date of such termination, except (A) as specifically provided in this Agreement or (B) in the case of any such plan or program, if and to the extent otherwise provided in the terms of such plan or program or by applicable law. All such compensation accrued as of the date of such termination but not previously paid shall be paid to the Executive at the time such payment otherwise would be due.
(ii)    Accrued Obligations. In addition, the Executive shall be entitled to payment of all accrued vacation pay.
(b)    Termination Without Cause or for Good Reason During the Initial Term. If the Executive’s employment pursuant to this Agreement is terminated by the Corporation without Cause or the Executive terminates the Executive’s employment for Good Reason, and the Date of Termination occurs during the Initial Term, then the Executive shall be entitled to and shall receive the following:
(i)    Accrued Compensation. All compensation due the Executive under this Agreement and under each plan or program of the Corporation in which he may be participating at the time shall cease to accrue as of the date of such termination, except (A) as specifically provided in this Agreement or (B) in the case of any such plan or program, if and to the extent otherwise provided in the terms of such plan or program or by applicable law. All such compensation accrued as of the date of such termination but not previously paid shall be paid to the Executive at the time such payment otherwise would be due.
(ii)    Accrued Obligations. In addition, the Executive shall be entitled to payment of all accrued vacation pay.
(iii)    Severance Payment. Subject to the Executive signing and not revoking a Separation and General Release Agreement substantially in the form attached to this Agreement as Exhibit A, the Executive shall be entitled to receive the following amount as severance pay (referred to in this Section 6(b)(iii) as the “Severance Payment”): (A) an amount equal to two (2) times the Executive’s Base Salary as of the Date of Termination, payable in substantially equal installments in accordance with the Corporation’s normal payroll policies commencing on the Date of Termination and continuing for twenty-four (24) consecutive months, plus (B) an amount equal to the Bonus the Executive would have earned for the fiscal year in which the Date of Termination occurs had the Executive remained employed by the Corporation through the payment date of any such Bonus, multiplied by a fraction, the numerator of which is the number of days the Executive was employed by the Corporation during the fiscal year in which the Date of Termination occurs and the denominator of which is three hundred sixty-five (365). The portion of the Severance Payment payable under Section 6(b)(iii)(B) will be paid at the same time as bonuses are paid to other then-current senior executive officers of the Corporation under the then-applicable Short Term Plan for the fiscal year in which the Date of Termination occurs. The portion of the Severance Payment payable under Section 6(b)(iii)(A) will be paid as follows: any Severance Payment installments payable under Section 6(b)(iii)(A) that otherwise would be paid during the first sixty (60) days after the Date of Termination will be delayed and included in the first installment paid to the

Executive on the first payroll date that is more than sixty (60) days after the Date of Termination, provided that if the Executive is considered a “specified employee” (as defined in Treas. Regs. Section 1.409A-1(i)) as of the Date of Termination, then no payments of deferred compensation payable due to the Executive’s separation from service for purposes of Section 409A of the Code shall be made under this Agreement until the Corporation’s first regular payroll date that is after the first day of the seventh (7th) month following the Date of Termination and included with the installment payable on such payroll date, if any, without adjustment for interest or earnings during the period of delay.
(iv)    Benefits Continuation. Subject to the Executive signing and not revoking a Separation and General Release Agreement substantially in the form attached to this Agreement as Exhibit A, the Corporation will pay the employer portion of the Executive’s COBRA premiums for health and dental insurance coverage under the Corporation’s group health and dental insurance plans for the same period of time the Executive remains eligible to receive the Severance Payment installments under Section 6(b)(iii) (up to a maximum of eighteen (18) months), provided the Executive timely elects COBRA coverage. Notwithstanding the foregoing, the Corporation will discontinue COBRA premium payments if, and at such time as, the Executive (A) is covered or eligible to be covered under the health and/or dental insurance policy of a new employer, or (B) ceases to participate, for whatever reason, in the Corporation’s group insurance plans.
(c)    Termination Without Cause or for Good Reason During any Renewal Term. If the Executive’s employment pursuant to this Agreement is terminated by the Corporation without Cause or the Executive terminates the Executive’s employment for Good Reason, and the Date of Termination occurs during any Renewal Term then in effect (i.e., the Date of Termination is more than three (3) years after the Employment Commencement Date and during a Renewal Term), then the Executive shall be entitled to and shall receive the following:
(i)    Accrued Compensation. All compensation due the Executive under this Agreement and under each plan or program of the Corporation in which he may be participating at the time shall cease to accrue as of the date of such termination, except (A) as specifically provided in this Agreement or (B) in the case of any such plan or program, if and to the extent otherwise provided in the terms of such plan or program or by applicable law. All such compensation accrued as of the date of such termination but not previously paid shall be paid to the Executive at the time such payment otherwise would be due.
(ii)    Accrued Obligations. In addition, the Executive shall be entitled to payment of all accrued vacation pay.
(iii)    Severance Payment. Subject to the Executive signing and not revoking a Separation and General Release Agreement substantially in the form attached to this Agreement as Exhibit A, the Executive shall be entitled to receive the following amount as severance pay (referred to in this Section 6(c)(iii) as the “Severance Payment”): (A) an amount equal to one (1) times the Executive’s Base Salary as of the Date of Termination, payable in substantially equal installments in accordance with the Corporation’s normal payroll policies commencing on the Date of Termination and continuing for twelve (12) consecutive months, plus (B) an amount equal to the Bonus the Executive would have earned for the fiscal year in which the Date of Termination occurs had the Executive remained employed by the Corporation through the payment date of any such Bonus, multiplied by a fraction, the numerator of which is the number of days the Executive was employed by the Corporation during the fiscal year in which the Date of Termination occurs and the denominator of which is 365. The portion of the Severance Payment payable under Section 6(c)(iii)(B) will be paid at the same time as bonuses are paid to other then-current senior executive officers of the Corporation under the then-applicable Short Term Plan for the fiscal year in which the Date of Termination occurs. The portion of the Severance Payment payable under Section 6(c)(iii)(A) will be paid as follows: any Severance Payment installments payable under Section 6(c)(iii)(A) that otherwise would be paid during the first sixty (60) days after the Date of Termination will be delayed and included in the first installment paid to the Executive on the first payroll date that is more than sixty (60) days after the Date of Termination, provided that if the Executive is considered a “specified employee” (as defined in Treasury Regulation Section 1.409A-1(i)) as of the Date of Termination, then no payments of deferred compensation payable due to Executive’s separation from service for purposes of Section 409A of the Code shall be made under this Agreement until the Corporation’s first regular payroll date that is after the first day of the seventh (7th) month following the Date of Termination and included with the installment payable on such payroll date, if any, without adjustment for interest or earnings during the period of delay.
(iv)    Benefits Continuation. Subject to the Executive signing and not revoking a Separation and General Release Agreement substantially in the form attached to this Agreement as Exhibit A, the Corporation will pay the employer portion of the Executive’s COBRA premiums for health and dental insurance coverage under the Corporation’s group health and dental insurance plans for a period of up to twelve (12) months, provided the Executive timely elects COBRA coverage. Notwithstanding the foregoing, the Corporation will discontinue COBRA premium payments if, and at such time as, the Executive (A) is eligible to be covered under the health and/or dental insurance policy of a new employer, or (B) ceases to participate, for whatever reason, in the Corporation’s group insurance plans.
(d)    Termination for Cause or Without Good Reason; Termination For Any Reason After the Employment Period. If the Executive’s employment pursuant to this Agreement is terminated for Cause, or the Executive terminates this Agreement without Good Reason, or if the Executive’s employment is terminated for any reason after the Employment Period ends, then the Executive shall be entitled to and shall receive:
(i)     Accrued Compensation. All compensation due the Executive under this Agreement and under each plan or program of the Corporation in which he may be participating at the time shall cease to accrue as of the date of such termination, except (A) as specifically provided in this Agreement or (B) in the case of any such plan or program, if and to the extent otherwise provided in the terms of such plan or program or by applicable law. All such compensation accrued as of the date of such termination but not previously paid shall be paid to the Executive at the time such payment otherwise would be due.
(ii)    Accrued Obligations. In addition, the Executive shall be entitled to payment of all accrued vacation pay.
(e) No Mitigation. The Executive shall not be required to mitigate his damages or losses associated with his termination of employment and no amount payable hereunder shall be reduced or eliminated if the Executive accepts subsequent employment, as long as such employment is not in violation of Section 9(a) of this Agreement.
(f) Limitation on Change in Control Payments. This Section 6(f) applies only in the event the Corporation determines that this Agreement is subject to the limitations of Section 280G of the Code (“Code Section 280G”), or any successor provision, and the regulations issued thereunder.
(i) In the event the Change in Control Benefits (defined below) payable to the Executive would collectively constitute a “parachute payment” as defined in Code Section 280G, and if the “net after-tax amount” of such parachute payment to the Executive is less than what the net after-tax amount to the Executive would be if the Change in Control Benefits otherwise constituting the parachute payment were limited to the maximum “parachute value” of Change in Control Benefits that the Executive could receive without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Change in Control Benefits otherwise constituting the parachute payment shall be reduced so that the parachute value of all Change in Control Benefits, in the aggregate, will equal the maximum parachute value of all Change in Control Benefits that the Executive can receive without any Change in Control Benefits being subject to the Excise Tax. The Corporation shall achieve the necessary reduction in the Change in Control Benefits by reducing them in the following order: (A) reduction of cash payments payable under this Agreement; (B) reduction of other payments and benefits to be provided to the Executive; (C) cancellation or reduction of accelerated vesting of equity-based awards that are subject to performance-based vesting conditions; and (D) cancellation or reduction of accelerated vesting of equity-based awards that are subject only to service-based vesting conditions. If the acceleration of the vesting of the Executive’s equity-based awards is to be cancelled or reduced, such acceleration of vesting shall be reduced or cancelled in the reverse order of the date of grant.
(ii) For purposes of this Section 6(f), a “net after-tax amount” shall be determined by taking into account all applicable income, excise and employment taxes, whether imposed at the federal, state or local level, including the Excise Tax, and the “parachute value” of the Change in Control Benefits means the present value as of the date of the Change in Control for purposes of Code Section 280G of the portion of such Change in Control Benefits that constitutes a parachute payment under Code Section 280G(b)(2).
(iii) For purposes of this Section 6(f), “Change in Control Benefits” shall mean any payment, benefit or transfer of property in the nature of compensation paid to or for the benefit of the Executive under any arrangement which is considered contingent on a Change in Control for purposes of Code Section 280G, including, without limitation, any and all of the Corporation’s salary, incentive payments, restricted stock, stock option, equity-based compensation or benefit plans, programs or other arrangements, and shall include benefits payable under this Agreement.
(iv) For clarity, the Corporation shall have no obligation to provide any “tax gross-up” payment related to the Excise Tax in the event the Change in Control Benefits that would otherwise be characterized as a parachute payment are not reduced as set forth in Section 6(f)(i) above and the Executive is subject to the Excise Tax.
7.    DEFINITIONS. Certain terms are defined where they first appear in this Agreement and are underlined for ease of reference. In addition, the following definitions shall apply for purposes of this Agreement.
“Cause” shall mean (a) (i) acts during the Employment Period resulting in a felony conviction under any Federal or state statute, or (ii) willful non-performance by the Executive of the Executive’s material employment duties required by this Agreement (other than by reason of the Executive’s physical or mental incapacity) after reasonable notice to the Executive and reasonable opportunity (not less than thirty (30) days) to cease such non-performance, or (b) the Executive willfully engaging in fraud or gross misconduct which is detrimental to the financial interests of the Corporation.
“Change in Control” shall have the same meaning ascribed to that term under the Long Term Plan, or any successor, in force at the time of the Date of Termination, provided that such change in control would be a “change in ownership” of the Corporation, a “change in effective control” of the Corporation or a “change in the ownership of a substantial portion of the assets” of the Corporation, in each case, as defined under Code Section 409A.
“Good Reason” shall mean the occurrence during the Employment Period, without the express written consent of the Executive, of any of the following:
(a)any material diminution in the nature of the Executive’s authority, duties or responsibilities, or any removal of the Executive from, or any failure to reelect the Executive to, any such positions, except in connection with a termination of the employment of the Executive for Cause, permanent disability, or as a result of the Executive’s death or a termination of employment by the Executive other than for Good Reason; provided, however, that so long as the Executive is nominated for reelection to the Board at each shareholder meeting that his position is up for reelection during the Employment Period, the fact that shareholders do not reelect Executive to the Board and Executive thereafter ceasing to be a member of the Board shall not constitute Good Reason;
(b)any reduction by the Corporation in the Executive’s Base Salary then in effect or target bonus percentage (other than any reduction mutually agreed upon by the Corporation and the Executive);
(c)    failure by the Corporation to continue in effect (without substitution of a substantially equivalent plan or a plan of substantially equivalent value) any compensation plan, bonus or incentive plan, stock purchase plan, stock option plan, life insurance plan, health plan, disability plan or other benefit plan or arrangement in which the Executive is then participating;
(d)     any material breach by the Corporation of any provisions of this Agreement; or
(e)    the Corporation's failure to obtain a satisfactory agreement from any successor to assume and agree to perform the Corporation's obligations under this Agreement;
provided that the Executive notifies the Corporation of such condition set forth in clause (a), (b), (c), (d), or (e) within ninety (90) days of its initial existence and the Corporation fails to remedy such condition within thirty (30) days of receiving such notice (the “Cure Period”) and the Executive delivers written notice of termination of employment to the Corporation’s General Counsel within thirty (30) days following the end of the Cure Period.
8.    CONFIDENTIAL INFORMATION. Other than in connection with or related to the discharge of the Executive’s duties to the Corporation, the Executive shall not at any time during the Employment Period or thereafter disclose to others or use any trade secrets or any other confidential information belonging to the Corporation or any of its subsidiaries, including, without limitation, plans, programs, employee information and non-public information relating to customers of the Corporation or its subsidiaries, except as may be required to perform the Executive’s duties hereunder. The provisions of this Section 8 shall survive the termination of the Executive’s employment and consulting with the Corporation; provided that after the termination of the Executive’s employment with the Corporation, the restrictions contained in this Section 8 shall not apply to any such trade secret or confidential information which becomes generally known in the trade.
9.    NON-COMPETITION.
(a)    Non-competition. For a period of twenty-four (24) months immediately following the Executive’s termination of employment hereunder (the “Non-Competition Period”), the Executive shall not enter into endeavors that are competitive with the business or operations of the Corporation in the beauty industry, and shall not own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, director, partner, member, stockholder (except for passive investments of not more than a one percent

(1%) interest in the securities of a publicly held corporation regularly traded on a national securities exchange or in an over-the-counter securities market), consultant, independent contractor, or otherwise, any individual, partnership, firm, corporation or other business organization or entity that engages in a business which competes with the Corporation.
(b)    Non-solicitation. During the Non-Competition Period, the Executive shall not (i) hire or attempt to hire any employee of the Corporation, assist in such hiring by any person or encourage any employee to terminate the employee’s relationship with the Corporation; or (ii) solicit, induce, or influence any proprietor, franchisee, partner, stockholder, lender, director, officer, employee, joint venturer, investor, consultant, agent, lessor, supplier, customer or any other person or entity which has a business relationship with the Corporation or its affiliates at any time during the Non-Competition Period, to discontinue or reduce or modify the extent of such relationship with the Corporation or any of its subsidiaries.
10.    ACKNOWLEDGMENT; REMEDIES; LITIGATION EXPENSES.
(a)    Acknowledgment. The Executive has carefully read and considered the provisions of Sections 8 and 9 hereof and agrees that the restrictions set forth in such sections are fair and reasonable and are reasonably required for the protection of the interests of the Corporation, its officers, directors, shareholders, and other employees, for the protection of the business of the Corporation, and to ensure that the Executive devotes the Executive’s entire professional time, energy, and skills to the business of the Corporation. The Executive acknowledges that he is qualified to engage in businesses other than that described in Section 9. It is the belief of the parties, therefore, that the best protection that can be given to the Corporation that does not in any way infringe upon the rights of the Executive to engage in any unrelated businesses is to provide for the restrictions described in Section 9. In view of the substantial harm which would result from a breach by the Executive of Sections 8 or 9, the parties agree that the restrictions contained therein shall be enforced to the maximum extent permitted by law as more particularly set forth in Section 10(b) below. In the event that any of said restrictions shall be held unenforceable by any court of competent jurisdiction, the parties hereto agree that it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of any limitation deemed unenforceable and that as so modified, the covenant shall be as fully enforceable as if it had been set forth herein by the parties.
(b)    Remedies. If the Executive intentionally violates any restrictive covenant set forth in Section 8 (other than any such violation that is immaterial to the Corporation) or violates any of the restrictive covenants set forth in Section 9 above, and such violation continues after the Executive is notified in writing by the Corporation that he is in violation of the restrictive covenant, then, in addition to any other remedies the Corporation is entitled to seek for the Executive’s breach of contract, (i) the Corporation shall have no further obligation to pay any portion of any Severance Payment and all such future payments shall be forfeited; (ii) the Executive shall promptly return to the Corporation the after-tax value of any Severance Payment previously paid to the Executive; and (iii) the Executive shall (A) immediately forfeit any stock appreciation rights or stock options that vested upon the Executive’s termination of employment, and (B) promptly return to the Corporation the after-tax value of any shares of common stock of the Corporation acquired due to the accelerated vesting of Corporation equity awards resulting from the Executive’s termination of employment, including any such shares acquired upon the exercise of stock options or stock appreciation rights the vesting of which accelerated upon the Executive’s termination of employment; provided that if the Executive disposes of any such shares, the Executive promptly shall return to the Corporation cash equal to the after-tax value of the value received for such shares on the date of disposition. The Executive acknowledges that any breach or threatened breach of Sections 8 or 9 would damage the Corporation irreparably and, consequently, the Corporation, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunction, without having to post any bond or other security.
(c)    Attorneys’ Fees. The Corporation shall be entitled to receive from the Executive reimbursement for reasonable attorneys' fees and expenses incurred by the Corporation in successfully enforcing any of Sections 8 (as applied to intentional violations that are not immaterial to the Corporation), 9 or 10 to final judgment and the Executive shall be entitled to receive from the Corporation reasonable attorney's fees and expenses incurred by the Executive in the event the Corporation is found to be not entitled to enforcement of these provisions.
11.    MISCELLANEOUS.
(a)    Successors and Assigns. This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Corporation, including any party with which the Corporation may merge or consolidate or to which it may transfer substantially all of its assets. As used in this Agreement, the term “successor” shall include any person, firm, corporation or other business entity which at any time, whether by merger, purchase or otherwise, acquires all or substantially all of the capital stock or assets of the Corporation.
(b)    Non-assignability and Non-transferability. The rights and obligations of the Executive under this Agreement are expressly declared and agreed to be personal, nonassignable and nontransferable during the Executive’s life.
(c)    Limitation of Waiver. The waiver by either party hereto of its rights with respect to a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any rights with respect to any subsequent breach.
(d)    Complete Agreement. This Agreement is the entire agreement of the parties with respect to the subject matter hereof, and supersedes and replaces any and all prior agreements among the Corporation and the Executive with respect to the matters covered herein. For avoidance of doubt, the Initial Equity Awards and the Severance Payment shall be governed by the terms of this Agreement, as it may be amended from time to time, rather than the Compensation Committee’s January 2017 policies on acceleration and lump sum severance.
(e)    Amendments. No modification, amendment, addition, alteration or waiver of any of the terms, covenants or conditions hereof shall be effective unless made in writing and duly executed by the Corporation and the Executive.
(f)    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together will constitute but one and the same agreement.
(g)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the conflicts of law principles thereof.
(h)    Severability. If any provision of this Agreement is determined to be invalid or unenforceable under any applicable statute or rule of law, it is to that extent to be deemed omitted and it shall not affect the validity or enforceability of any other provision.
(i)    Notices. Any notice required or permitted to be given under this Agreement shall be in writing, and shall be deemed given when sent by registered or certified mail, postage prepaid, addressed as follows:

If to the Executive:	To the Executive’s address on file with the Company

If to the Corporation:     Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439
Attn: General Counsel

or mailed to such other person and/or address as the party to be notified may hereafter have designated by notice given to the other party in a similar manner.
(j)    Tax Withholding. The Corporation may withhold from any amounts payable under this Agreement such federal, state and local income and employment taxes as the Corporation shall determine are required or authorized to be withheld pursuant to any applicable law or regulation.
(k)    Section 409A. This Agreement is intended to provide for payments that satisfy, or are exempt from, the requirements of Sections 409A(a)(2), (3) and (4) of the Code, including current and future guidance and regulations interpreting such provisions (“Section 409A”), and should be interpreted accordingly. In furtherance of the foregoing, the provisions set forth below shall apply notwithstanding any other provision in this Agreement: (i) all payments to be made to the Executive hereunder, to the extent they constitute a deferral of compensation subject to the requirements of Section 409A (after taking into account all exclusions applicable to such payments under Section 409A), shall be made no later, and shall not be made any earlier, than at the time or times specified herein or in any applicable plan for such payments to be made, except as otherwise permitted or required under Section 409A; (ii) in the case of any amounts payable to the Executive under this Agreement that may be treated as payable in the form of “a series of installment payments”, as defined in Treas. Reg. §1.409A-2(b)(2)(iii), the Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii); (iii) to the extent that the reimbursement of any expenses eligible for reimbursement or the provision of any in-kind benefits under any provision of this Agreement would be considered deferred compensation under Section 409A (after taking into account all exclusions applicable to such reimbursements and benefits under Section 409A): (A) reimbursement of any such expense shall be made by the Corporation as soon as practicable after such expense has been incurred, but in any event no later than December 31st of the year following the year in which the Executive incurs such expense; (B) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any calendar year; and (C) the Executive’s right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (iv) to the extent any payment or delivery otherwise required to be made to the Executive hereunder on account of the Executive’s separation from service is properly treated as a deferral of compensation subject to Section 409A after taking into account all exclusions applicable to such payment and delivery under Section 409A, and if the Executive is a “specified employee” under Section 409A at the time of the Executive’s separation from service, then such payment and delivery shall not be made prior to the first business day after the earlier of (A) the expiration of six (6) months from the date of the Executive’s separation from service, or (B) the date of the Executive’s death (such first business day, the “Delayed Payment Date”), and on the Delayed Payment Date, there shall be paid or delivered to the Executive or, if the Executive has died, to the Executive’s estate, in a single payment or delivery (as applicable), all entitlements so delayed, and in the case of cash payments, in a single cash lump sum, an amount equal to aggregate amount of all payments delayed pursuant to the preceding sentence. Except for any tax amounts withheld by the Corporation from the payments or other consideration hereunder and any employment taxes required to be paid by the Corporation, the Executive shall be responsible for payment of any and all taxes owed in connection with the consideration provided for in this Agreement.

(l)    Mandatory Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by binding arbitration in the manner set forth in this Section 11(l). Either party may submit any claim arising under or in connection with this Agreement for binding arbitration before an arbitrator in Hennepin County, Minnesota, in accordance with the commercial arbitration rules of the American Arbitration Association, as then in effect, or pursuant to such other form of alternative dispute resolution as the parties may agree (collectively, the “arbitration”). The arbitrator’s sole authority shall be to interpret and apply the provisions of this Agreement; the arbitrator shall not change, add to, or subtract from, any of its provisions. The arbitrator shall have the power to compel attendance of witnesses at the hearing. Any court having competent jurisdiction may enter a judgment based upon such arbitration. The arbitrator shall be appointed by mutual agreement of the Corporation and the claimant pursuant to the applicable commercial arbitration rules. The arbitrator shall be a professional person with a national reputation for expertise in employee benefit matters and who is unrelated to the claimant and any employees of the Corporation. All decisions of the arbitrator shall be final and binding on the claimant and the Corporation.
[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date first set forth above.

REGIS CORPORATION

/s/ Eric Bakken
By: Eric Bakken
Its: Executive Vice President, Chief Administrative Officer, Corporate Secretary and General Counsel

EXECUTIVE

/s/ Hugh Sawyer
Hugh Sawyer